GelStat Corporation

7554 SW Jack James Drive

Stuart, Florida 34997

December 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tyler Howes

Re: GelStat Corporation

Registration Statement on Form 1-A, as amended

File No. 024-11695

Dear Mr. Howes:

We understand that the Staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A (the “Offering Statement”) of GelStat Corporation (the “Company”).  We hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Daylight Time on Friday, December 17, 2021.

We request that a member of the Staff notify us of such qualification by a telephone call to Ms. Lahdan S. Rahmati at (732) 395-4496. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Lahdan S. Rahmati via email at lrahmati@lucbro.com.

Very truly yours,

GelStat Corporation

By: /s/ Javier Acosta
Name: Javier Acosta Title: Chief Executive Officer